SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

NON-BINDING MEMORANDUM OF UNDERSTANDING Abra Group (as defined below) and Azul Holding (as defined below) wish to explore the possibility of a business combination between Azul Holding and Gol Holding (as defined below) that could benefit stakeholders of each of them, including shareholders, creditors, employees, and members of the Brazilian public. Abra Group and Azul Holding wish to enter into this non-binding Memorandum of Understanding (the “MOU”) to outline some terms and conditions of this potential business combination. Gol Holding is not a party to this MOU. This MOU is entered into by and between Abra Group and Azul Holding and, except as set forth in the third sentence of this paragraph, does not represent a commitment of any nature by any of the persons referred to in this MOU. The terms and conditions of the transaction contemplated by this MOU remain subject to satisfactory commercial, operational, tax, financial and legal due diligence on each of Abra Group, Gol Holding and Azul Holding, tax and other structuring analysis, and the negotiation of definitive transaction documents on terms satisfactory to the parties. Except for items 18, 21, 22, and 24, which are binding, this MOU is not intended to be and does not constitute a binding agreement or commitment, with no other legally binding obligations created unless and until definitive transaction documents are executed and delivered by each of the parties thereto. THIS MOU IS NOT AN OFFER OR ACCEPTANCE WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN WITHIN THE MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE. ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE. MATERIAL TERMS 1. Parties to the Transaction: · ABRA GROUP LIMITED, a private limited company incorporated in England and Wales, with registered office at 1 Ashley Road, 3rd Floor - Altrincham, Cheshire, UK - WA14 2DT (“Abra Group”), · AZUL S.A., a company incorporated under the laws of the Federative Republic of Brazil, with registered office at Av. Marcos Penteado de Ulhoa Rodrigues, 939, Torre Jatobá, 8th floor, City of Barueri, State of São Paulo, Brazil (“Azul Holding”), Abra Group and Azul Holding, each a “Party” and together the “Parties”. 2. Transaction Structure: Azul Holding and GOL LINHAS AÉREAS INTELIGENTES S.A., a company incorporated under the laws of the Federative Republic of Brazil, with registered office at Pça. Comandante Linneu Gomes, no number, entrance 3, building 24, part, Jardim Aeroporto, City of São Paulo, State of São Paulo, Brazil, a debtor and debtor-in-possession in the chapter 11 case pending in the United States Bankruptcy Court for the Southern District of New York (“Gol Holding”) will engage in a business combination (the “Transaction”) as further described below. Prior to the closing of the Transaction (the “Closing”), Abra Group or one of its affiliates will be the controlling shareholder of Gol Holding, pursuant to the issuance of Gol Holding equity as described in step 1 below. The Transaction will be effected through the following steps: 1. Pursuant to a court-approved plan of reorganization (the “Plan of Reorganization”), Gol Holding will complete a recapitalization whereby Gol Holding will approve an increase in capital and issue new equity in Gol Holding to certain of its creditors, whose claims will be satisfied in part or in full in shares of Gol Holding. 2. The entity that will be the Combined Company (as defined below) will convert its outstanding preferred shares into common shares (the “Share Conversion”), resulting in the entity that will be the Combined Company having a single class of shares, which will be publicly listed on the “Novo Mercado” segment of B3 – Brasil, Bolsa, Balcão (“Novo Mercado”) and on the New York Stock Exchange (“NYSE”), and the Parties will make such adjustments as are necessary to the Combined Company’s bylaws to qualify for such. 3. Via a merger of shares (the “Merger of Shares”) between Gol Holding and Azul Holding, (a) Azul Holding will become a wholly-owned subsidiary of Gol Holding, with equityholders of Azul Holding as of immediately prior to the Merger of Shares receiving shares in Gol Holding (following the Merger of Shares, the “Combined Company”) or (b) Gol Holding will become a wholly-owned subsidiary of Azul Holding, with equityholders of Gol Holding as of immediately prior to the Merger of Shares receiving shares in Azul Holding (in this case, Azul Holding shall be the Combined Company after the Merger of Shares). 4. The relative equity ownership of the Combined Company as between Abra Group and the Azul Shareholders (as defined below) will be determined using an economic valuation methodology agreed upon by the Parties, which takes into account the anticipated capital structure and comparable earnings forecasts of each of Gol Holding (and its subsidiaries) and Azul Holding (and its subsidiaries) as of the Closing. Following the consummation of the Transaction, it is expected that the shares held by Abra Group and the Azul Shareholders will, in the aggregate, represent more shares than those held by any other shareholder or group of shareholders of the Combined Company. Accordingly, immediately following the consummation of the Transaction, it is expected that Abra Group and Azul Shareholders will, pursuant to the arrangements set forth in item 10 below, have the ability to elect the majority of the members of the Board of Directors of the Combined Company. 5. Following the consummation of the Merger of Shares, Gol Holding will merge into Azul Holding, or vice versa, as applicable. 6. David Neeleman, Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda. (collectively, the “Azul Shareholders”) and Abra Group will enter into a shareholders’ agreement to govern the matters set forth in item 10 and 12 below (“Shareholders Agreement”) and will cause the Combined Company to amend its bylaws as necessary to incorporate the changes needed to give effect to the matters indicated in items 7, 8, 9, 10, and 11 below. Notwithstanding anything to the contrary herein, to the extent the governance or shareholdings of Azul Holding or Gol Holding are materially modified in connection with any contemplated restructuring (other than, in the case of Gol Holding, as contemplated by the Plan of Reorganization filed with the bankruptcy court as of the date hereof), the parties may modify the provisions of this MOU to account for such modifications. The Parties will continue to analyze potential structures for the Transaction and the order of the relevant steps and approvals and intend to work collaboratively to select the optimal transaction structure from a corporate, tax, regulatory, capital markets, and economic perspective. Once the structure of the Transaction is determined, Parties will revisit the steps outlined above. The Parties will work to ensure that the Combined Company achieves a sustainable capital structure, taking into account potential synergies of the Transaction. The Parties intend that, upon the consummation of the Transaction, the Combined Company’s net leverage will be no greater than Gol Holding’s net leverage immediately before giving effect to the Transaction (with net debt and LTM EBITDAR determined in accordance with Abra Group’s existing debt arrangements). Additionally, in the event that the Plan of Reorganization provides that a newly formed intermediate entity would hold the equity interests in Gol Holding, with the equity in such intermediate entity majority owned by Abra Group, and/or that equity interests in Gol Holding (or such intermediate entity) will automatically be exchanged for equity interests in Abra Group in connection with the Transaction, the provisions of this MOU applicable to Gol Holding set forth in Sections 2, 5, 10, 14 and 15 shall be deemed adjusted to reflect such structure; provided that, for the avoidance of doubt, such intermediate entity or Abra Group, as applicable, shall enter into and be bound by the Shareholders Agreement set forth in Section 10 in the same manner and to the same extent as Gol Holding. The transaction structure selected is not expected to impact the pro forma equity ownership of the Combined Company, and all potential transaction structures will preserve Gol Holding and Azul Holding as separate brands and carriers. 3. Shareholders of the Combined Company: It is anticipated that Abra Group will own more than 10% of the outstanding equity interests in the Combined Company. Brazilian nationals, resident persons and entities currently own a majority of the voting shares of Abra Group and Azul Holding, and are expected to, indirectly, control more than 5% of the outstanding equity interests in the Combined Company. 4. Gol and Azul Brands: Azul Linhas Aéreas Brasileiras S.A. and Gol Linhas Aéreas S.A. will maintain separate brands and maintain separate operating certificates following the Transaction. 5. Corporate Approvals: The consummation of the Transaction will require the receipt of the following corporate approvals (collectively, the “Corporate Approvals”): · approval by the boards of directors of each of Gol Holding and Azul Holding of the definitive agreement relating to a Transaction, · In the event that (A) Azul Holding is the Combined Company, (i) approval by a simple majority of the common shares of Azul Holding present at the general shareholders’ meeting of (x) the Merger of Shares and (y) the waiver of the 30% (thirty percent) tender offer provision in Azul Holding’s bylaws, to the extent such tender offer is triggered as a result of the Transaction and (ii) approval of the Merger of Shares by at least 50% (fifty percent) of the outstanding common shares of Gol Holding; or (B) Gol Holding is the Combined Company, (i) approval by a simple majority of the common shares of Gol Holding present at the general shareholders’ meeting of (x) the Merger of Shares and (y) the waiver of the 30% tender offer provision (i.e., for the acquisition of 30% of the Dividend Stake, as defined in Gol Holding’s bylaws), to the extent such tender offer is triggered as a result of the Transaction and (ii) approval of the Merger of Shares by at least 50% (fifty percent) of the outstanding common shares of Azul Holding, · approval of the Share Conversion by (i) at least 50% (fifty percent) of the outstanding common shares of the entity that will be the Combined Company, voting as a single class and (ii) a majority of the outstanding preferred shares of the entity that will be the Combined Company, voting as a single class, in a separate special meeting of the preferred shareholders, and · approval by a simple majority of the common shares of the Combined Company present at the general shareholders’ meeting of the adherence of the Combined Company to the Novo Mercado, including any necessary changes to the bylaws. Additional or different Corporate Approvals may be required depending on the final structure of the Transaction and on the listing venue(s) chosen by the Parties. KEY CORPORATE GOVERNANCE TERMS OF THE COMBINED COMPANY 6. Leadership: For an initial period of 3 years from the Closing (the “Initial Period”), the Board Chair of the Combined Company will be an individual designated by Abra Group (who must be reasonably acceptable to the Azul Shareholders), and the Chief Executive Officer of the Combined Company shall be an individual designated by the Azul Shareholders (who must be reasonably acceptable to Abra Group). During the Initial Period, the Parties will work with the Chief Executive Officer of the Combined Company to identify and appoint other members of the Combined Company’s management team based on excellence from Azul and Gol; provided that, in the event of a disagreement among the Parties and the Chief Executive Officer of the Combined Company with respect to the selection of such management team, the final determination with respect to such disagreement will be made by the Board of Directors (in a board meeting to be held in accordance with the terms hereof). Certain members of the Combined Company’s management team will enter into employment agreements at the Closing. 7. Board of Directors: The board of directors of the Combined Company (“Board of Directors”) will be composed of nine (9) members. For an initial two-year term + one reelection for another two-year term, the composition of the Board of Directors will be the following: · three (3) directors will be appointed by Abra Group, · three (3) directors will be appointed by the Azul Shareholders, and · three (3) directors will be Independent Directors, mutually selected by Abra Group and the Azul Shareholders. “Independent Directors” means independent directors that satisfy the definition of “independent” under the NYSE Listing Rules and under Brazilian law and Brazilian Stock Exchange requirements (with respect to each of the Combined Company, Abra Group, and Azul Shareholders). Following the Initial Period, the Environmental, Social and Corporate Governance Committee (as defined below) will propose to the shareholders of the Combined Company the slate of individuals to be nominated for election at the Combined Company’s annual shareholders meeting for a two (2) year term, with due regard to the requirements imposed by applicable law and applicable stock exchange regulations. The bylaws of the Combined Company will provide that at least three (3) directors of the Combined Company would be Independent Directors. In any event, in the event the cumulative voting procedure (voto múltiplo) is adopted, the provisions of the Shareholders Agreement will apply. 8. Board Committees: The Combined Company Board of Directors will have the following committees: · Audit, · Compensation, · Environmental, Social and Corporate Governance Committee, and · Safety. The parties will determine the composition of these committees in a manner that (i) reflects the relative composition of the Board of Directors agreed by the Parties in item 7 above, and (ii) complies with applicable law and applicable stock exchange regulations. 9. Board of Directors Super Majority Consent Rights: The bylaws of the Combined Company will provide that the approval of at least 2/3 of the members of the Board of Directors will be required for the Combined Company to take any of the following actions (“Super Majority Matters”) (subject to the terms and conditions agreed by the Parties in item 10 below): (i) proposing the creation or issuance of new equity (or other convertible securities), or changes to the terms of existing equity of the Combined Company or any material subsidiary, (ii) incurring material indebtedness by the Combined Company or any material subsidiary, (iii) entering into extraordinary transactions, including but not limited to: a) approving any corporate reorganizations (other than any reorganization solely between or among the Combined Company and/or any of its subsidiaries) of any direct or indirect material subsidiary of the Combined Company (such as mergers (of companies or shares), consolidations, spin-offs and capital reductions); or b) approving the sale, disposal or transfer of the control of any direct or indirect material subsidiary of the Combined Company or of any material asset (in each case, with the materiality threshold to be defined in the definitive transaction documents) of the Combined Company and its material subsidiaries to any third party, (iv) hiring or terminating the CEO of the Combined Company and the management of its material subsidiaries, (v) proposing amendments to bylaws of the Combined Company and of any material subsidiary (a) contemplated by or with respect to any Super Majority Matter, or (b) to modify, change or remove in any way the provision of the bylaws of the Combined Company contemplated by item 11 below, (vi) proposing the modification of the Combined Company’s and its material subsidiary’s dividend policy (including the distribution of dividends, interest on own capital or other payment to the shareholders below or above the mandatory dividend provided in the bylaws), (vii) the Combined Company and any material subsidiary entering into material agreements or arrangements with regulators, (viii) changing the brand or disposing of, transferring, licensing or encumbering in any way any material intellectual property owned or used directly or indirectly by the Combined Company and its material subsidiaries, (ix) proposing the modification of the number of members or the Chair of the Board of Directors of the Combined Company, (x) proposing corporate reorganizations (other than such a transaction solely among the Combined Company and/or any of its subsidiaries) of the Combined Company, such as mergers (of companies or shares), consolidations, spin-offs and capital reductions, (xi) the Combined Company and any material subsidiary entering into alliance agreements or joint ventures, (xii) Delisting of the Combined Company from Novo Mercado and/or NYSE, (xiii) Authorization for filing for bankruptcy, judicial reorganization (recuperação judicial), or out-of-court restructuring (recuperação extrajudicial) of the Company or any of its material subsidiaries. The Parties further agree, with respect to any shareholders’ meeting of the Combined Company that has in its agenda any of the Super Majority Matters (and that is not a Specific Matter): a. if the Board of Directors has previously discussed any of the Super Majority Matters and recommended the approval or rejection of such matter by the shareholders of the Combined Company (an “Ordinary Preliminary Board Meeting”), that each of the parties to the Shareholders Agreement shall be bound by the recommendation of the Board of Directors and shall vote its shares with respect to such Super Majority Matters at any such meeting of shareholders in accordance with the recommendation of the Ordinary Preliminary Board Meeting, b. if the Board of Directors has not previously discussed any of the Super Majority Matters, that (i) the parties to the Shareholders Agreement shall call a meeting of the Board of Directors (an “Extraordinary Preliminary Board Meeting”) to discuss and make a recommendation for the approval or rejection of such Super Majority Matter by the shareholders of the Combined Company, by the approval of at least 2/3 of the members of the Board of Directors, and (ii) each of the parties to the Shareholders Agreement shall be bound by the recommendation of the Board of Directors and shall vote its shares at any such meeting of shareholders in accordance with the recommendation of the Extraordinary Preliminary Board Meeting with respect to such Super Majority Matter, and c. in case there is no recommendation of the Board of Directors regarding any of the Super Majority Matters, the parties to the Shareholders Agreement shall vote “no” on such Super Majority Matter at any such meeting of shareholder. 10. Shareholders Agreement: At Closing, Abra Group and the Azul Shareholders will enter into a Shareholders Agreement, with a term equal to the term of the Initial Period, that will include the terms and conditions set forth below. All shares held by each of Abra Group and the Azul Shareholders will be bound to the Shareholders Agreement (including shares acquired after its execution). Preliminary Meetings · The parties to the Shareholders Agreement would agree to hold a “preliminary meeting” (amongst representatives of each of Abra Group and the Azul Shareholders): (i) before the shareholders’ meetings of the Combined Company that have in the agenda any of the Specific Matters (as defined below) and unless both Abra Group and the Azul Shareholders (through their representatives) mutually agree at such a “preliminary meeting” with respect to any proposal with respect to a Specific Matter, both Abra Group and the Azul Shareholders would vote “no” on such proposal; and (ii) if requested by Abra Group or the Azul Shareholders before any meeting of the Board of Directors of the Combined Company, in the event that the cumulative voting procedure (voto múltiplo) is adopted and less than 9 members of the Board of Directors are elected by the parties to the Shareholders Agreement (as further detailed below). · “Specific Matters” are the following matters, which will require the affirmative vote of Abra Group and of the holders of a majority of shares held by the Azul Shareholders: 1. approving (or calling a shareholders’ meeting to approve) (a) the replacement of any members of the Board of Directors (or change the size, structure, election procedures, or classification requirements for “independent” directors of the Board of Directors) (subject to the terms set forth in item 7 above) or (b) any modification or change to, or removal of, any Super Majority Matter as a matter subject to the approval of the Board of Directors of the Combined Company; 2.) above; or 3. entering into related party transactions, except if such transaction (a) receives the prior approval of a majority of the Independent Directors or (b) meets certain fairness mechanisms to be discussed. Board of Directors · A voting agreement requiring the parties to elect and re-elect the Board Members as specified in item 7 above (and to select directors to be nominated by the Environmental, Social and Corporate Governance Committee), provided that the Chairman of the Board shall be nominated by Abra Group. · The agenda for the meetings of the Board of Directors must be distributed in advance to all directors, including copies of any proposal, agreements or documents pertaining to the matter(s) to be discussed. Matters that have not been included in such agenda distributed in advance cannot be addressed at the meeting and any discussion of such matters must be adjourned to a meeting of the Board of Directors noticed and called in accordance with the terms of this MOU. · In the event that the cumulative voting procedure (voto múltiplo) is adopted at any election of members of the Board of Directors of the Combined Company: o Abra Group and the Azul Shareholders shall distribute their votes among their nominated candidates for the Board of Directors in the most efficient manner possible to (i) ensure the election of the greatest number of directors, and (ii) preserve, to the extent possible, equal representation as between Abra Group and the Azul Shareholders on the Board of Directors. In furtherance of the foregoing, Abra Group and the Azul Shareholders shall first elect one director nominated by Abra Group, then one director nominated by the Azul Shareholders, and so on for the remaining directors to be elected by Abra Group and the Azul Shareholders, so that in no event shall the total number of directors elected by Abra Group exceed the total number of directors elected by Azul Shareholders by more than one director; and o unless all 9 members of the Board of Directors are elected by the parties to the Shareholders Agreement as indicated in item 7 above: (i) Abra Group and the Azul Shareholders will implement a governance structure whereby they will mutually select three (3) individuals who satisfy the requirements for Independent Directors (“Individuals”); (ii) upon the calling of any meeting of the Board of Directors, each of Abra Group and the Azul Shareholders will have the right to require that a Preliminary Meeting with the presence of Abra Group, the Azul Shareholders and the Individuals is held before such meeting of the Board of Directors; (iii) in such Preliminary Meeting (a) Abra Group will be entitled to 3 votes, the Azul Shareholders will be entitled to 3 votes and the Individuals will be entitled to 1 vote each; and (b) matters will be approved with the affirmative vote of the majority of votes (except for the Super Majority Matters, which will only be approved with the affirmative vote of 2/3 of the votes); and (iv) the decisions adopted in such Preliminary Meeting will bind the votes of the members of the Board of Directors appointed by Abra Group and by the Azul Shareholders (for matters that are not approved, those members of the Board of Directors will vote “no” at the relevant meeting of the Board of Directors). The Parties will discuss in good faith an appropriate mechanism to implement the provisions of this paragraph. Transfer Restrictions · A restriction providing that, during the Initial Period, neither party to the Shareholders Agreement shall enter into any voting agreements or other agreements (other than the Shareholders Agreement) with respect to the shares of the Combined Company that would negatively affect such party’s ability to comply with its obligations under the Shareholders Agreement. · During the Initial Period, Abra Group and the Azul Shareholders shall not transfer any of the shares of the Combined Company held by each of them at Closing, provided that: o Abra Group shall be free to sell/transfer: (i) up to 25% of its shares of the Combined Company during the course of each calendar year (as calculated based on the number of shares of the Combined Company owned by Abra Group on December 31 of the immediately preceding calendar year), so long as (a) such sale/transfer is not made to a person listed on a schedule of competitors to be agreed at signing of the definitive agreements (a “Competitor”), provided that the restriction in this clause (a) shall not apply to underwritten offerings or block trades (so long as Abra Group does not knowingly direct the sale of shares to a Competitor in such transaction) or open market transactions, and (b) after such sale/transfer, Abra Group still holds a number of shares that, together with the shares held by the Azul Shareholders, represents more shares than those held by any other shareholder or group of shareholders (who, to the knowledge of the Parties, is acting as a group pursuant to a written agreement), it being understood that shares sold/transferred pursuant to clause (ii) or (iii) below shall not count towards the 25% limit in this clause (i); (ii) any or all of its shares, so long as the buyer/transferee of such shares is not a Competitor and executes a joinder to the Shareholders Agreement as an “Abra Group” party thereto, it being understood that all references to “Abra Group” under the Shareholders Agreement shall refer to Abra Group and each such transferee that executes a joinder collectively, and all rights and obligations of “Abra Group” under the Shareholders Agreement shall be exercised collectively by Abra Group and such transferees; or (iii) any or all of its shares in any tender offer described in item (ii) of the definition of “Termination Event” below (but only, for the avoidance of doubt, if at least 50% of the issued and outstanding shares of the Combined Company (not excluding any shares held by Abra Group and affiliates) are tendered in response to an offeror’s tender offer); and. o The Azul Shareholders are free to sell/transfer their respective shares, provided that the rights of the Azul Shareholders under the Shareholders Agreement are not transferable to any buyer/transferee. Termination · The Shareholders Agreement shall terminate on the earlier of (i) expiration of the Initial Period, and (ii) the occurrence of a Termination Event (as defined below). · “Termination Event” means (i) any change of control of the Combined Company (e.g., any third party, or group of third parties acting in coordination, becoming the holder of more voting shares than, collectively, Abra Group, the Azul Shareholders and any other parties to the Shareholders Agreement; or, for any reason (other than a breach of the shareholders agreement), Abra Group, the Azul Shareholders and any other parties to the Shareholders Agreement fail to elect at least 1/3 of the members of the Board of Directors of the Combined Company), (ii) any tender offer by any third party in which the offeror acquires at least 50% of the issued and outstanding shares of the Combined Company, or (iii) if the Azul Shareholders transfer their interests in the Combined Company such that they have transferred an amount of such interests that is more than 50% of their interest in Azul Holding as of the signing of a definitive agreement providing for a Transaction (which interest in Azul Holding is calculated assuming all of the events contemplated by Azul Holding’s restructuring, including any share issuances, recapitalizations, reclassifications and similar events, have occurred) as converted into interests in the Combined Company. 11. Bylaws Azul Shareholders and Abra Group will cause the Combined Company to amend its bylaws to include a provision requiring that any third party (or group of third parties) acquiring 15% or more of the voting shares of the Combined Company must launch a tender offer to acquire 100% of the Combined Company’s shares for a price per share of to be agreed by the parties in the definitive documents. 12. Registration Rights: Each of Abra Group and each other party to the Shareholders Agreement that beneficially owns, in the aggregate, at least 5% of the outstanding equity interests in the Combined Company will have customary demand registration rights in relation to their equity in the Combined Company. Each party to the Shareholders Agreement that beneficially owns, in the aggregate, at least 1% of the outstanding equity interests in the Combined Company, will have customary piggyback registration rights in relation to their equity in the Combined Company. In the case of an underwritten offering, each party to the Shareholders Agreement will enter into such customary lock-up agreements as may be reasonably requested by the managing underwriters of such offering. KEY TRANSACTION TERMS 13. Conditions Precedent: The Transaction will be conditional upon the following: · the receipt of the Corporate Approvals, · confirmation and consummation of the Plan of Reorganization pursuant to Section 1129 of the United States Bankruptcy Code, · the receipt of (or termination or expiry of the relevant waiting period for) definitive approvals for: o the Administrative Council for Economic Defense (CADE), o the National Civil Aviation Agency of Brazil (ANAC) (to the extent required), and o any other competition, foreign investment or other regulatory clearances, · the shares of the Combined Company to be received in the Transaction have been registered under applicable securities laws and are approved for listing on the Novo Mercado and on the NYSE, · no governmental entity of competent jurisdiction enacting or issuing any law or judgment which prohibits or restrains or makes illegal the Transaction, · the accuracy of the other party’s representations, subject to certain qualifiers, including, without limitation, for material adverse effect (using a market standard definition), set forth in the definitive agreement relating to a Transaction, · compliance by the other party in all material respects with its covenants (after reasonable opportunity to cure, subject to customary limitations) under the definitive agreement relating to a Transaction, · the absence of a material adverse effect with respect to the other party, · after giving effect to the Transaction, the Combined Company’s net leverage will be no greater than Gol Holding’s net leverage immediately before giving effect to the Transaction (with net debt and LTM EBITDAR determined in accordance with both (x) Abra Group’s existing debt arrangements and (y) the Leverage Principles), · the consummation of the Transaction shall not cause (or reasonably be expected to cause) a default or event of default under Abra Group’s, Gol’s or Azul’s existing debt arrangements, and all conditions under Abra Group’s and Azul’s existing debt arrangements to the consummation of the Transaction are capable of being satisfied (as reasonably determined by Abra Group and Azul, respectively), and · subject to due diligence, obtaining certain required third party consents, if applicable. 14. Termination Rights: A Party may terminate the definitive agreement with respect to the Transaction at any time before the Closing if: · any judgment prohibits or restrains or makes illegal the Transaction and such judgment is final and non-appealable (“Injunction Event”), · a material adverse effect occurs with respect to Azul Holding and its affiliates or Gol Holding and its affiliates, as applicable, · the other Party breaches any of its representations or obligations under the definitive agreement such that a closing condition would not be satisfied, subject to a 30-day period during which the breaching Party may cure any such breach, unless such breach is incurable, · the Parties fail to receive the requisite Corporate Approvals required to be obtained following the signing of the definitive agreement relating to a Transaction, or · the Transaction has not closed on or before a date to be agreed by the parties prior to the execution of the definitive agreement relating to a Transaction (“Outside Date”), except where that is as a result of a material breach by the Party seeking to avail itself of such termination right. 15. Interim Operating Covenants: Gol Holding and Azul Holding will agree to use commercially reasonable efforts to operate their respective businesses in the ordinary course, consistent with past practice, subject to the chapter 11 process, and will also agree to specific covenants with respect to the operation of their respective businesses between signing and Closing. 16. Representations and Warranties: The Parties will make customary representations and warranties to one another. 17. Specific Performance: The definitive agreement relating to a Transaction will contain a customary covenant providing that the Parties may specifically enforce the other parties’ obligations under the definitive agreement relating to a Transaction. OTHER MATTERS 18. Governing Law and Jurisdiction of the MOU: This MOU will be governed by the laws of the State of New York and will be subject to the exclusive jurisdiction of the courts of the city of New York, borough of Manhattan, and each party will consent to personal jurisdiction in such jurisdiction and forum. 19. Governing Law and Jurisdiction of the Definitive Agreement: Except to the extent required by Brazilian law, the definitive agreement will be governed by the laws of the State of New York and will be subject to the exclusive jurisdiction of the courts of the city of New York, borough of Manhattan, and each party will consent to personal jurisdiction in such jurisdiction and forum. 20. Mutual Due Diligence: The parties have not conducted any due diligence and, prior to the execution of the definitive agreement, will engage in mutual due diligence, with satisfactory completion of such due diligence a condition to the execution of definitive transaction documents. The findings of the mutual due diligence will be taken into account in determining (i) the relative equity ownership of the ownership of the Combined Company as between Abra Group and the Azul Shareholders in accordance with Item 2 above and (ii) whether or not each of the parties, in their discretion, determines to proceed with the Transaction, or whether to modify the economic terms of the Transaction. The parties have engaged a consultant to provide certain analyses with respect to the potential Transaction. Such analyses will involve the harmonization of debt and EBITDAR of Abra Group and Azul Holding, including by utilizing the following assumptions, as well as other assumptions agreed upon in writing by both of the parties, provided that such assumptions are agreed to by the consultant, acting reasonably: (i) the net debt definition should include obligations due at the end of current contracts as well as higher lease payments from fleet renewal, and (ii) projections will consider any fleet renewals required to maintain EBITDAR performance in future years (collectively, the “Leverage Principles”). 21. Expenses: Each Party will pay its own expenses in connection with the negotiation of this MOU. 22. Information Disclosure: Abra Group and Azul Holding agree that any announcement, release, notice or communication to the market, public authorities, regulators or stock exchanges agencies related to the MOU and/or the Transaction shall be governed by the non-disclosure agreement entered into between Azul and Abra Group on April 12, 2024. 23. Non-compete and Non-solicit: The Parties hereby agree to jointly discuss the potential inclusion of certain non-compete and non-solicit obligations for certain parties to the shareholders agreement during the term of the Shareholders Agreement and for an additional period following its termination or expiration. 24. Counterparts: This MOU may be executed in counterparts and by email, facsimile, DocuSign, or other similar electronic signature, each of which shall be deemed an original and all of which, taken together, shall be one and the same instrument. IN WITNESS WHEREOF, the Parties hereto executed this MOU in one or more counterparts of equal form and value. January 15, 2025 [Remainder of page intentionally left blank]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2025

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer